UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MALIBU BOATS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

56117J100

(CUSIP Number)

Jack D. Springer

Chief Executive Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event Which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56117J100	Page 1 of 14 Pages

1	Names of reporting persons BC-MB GP
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 198,699
	9	Sole dispositive power 0
	10	Shared dispositive power 198,699
11	Aggregate amount beneficially owned by each reporting person 198,699
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.29%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 2 of 14 Pages

1	Names of reporting persons Black Canyon Direct Investment Fund L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 198,699
	9	Sole dispositive power 0
	10	Shared dispositive power 198,699
11	Aggregate amount beneficially owned by each reporting person 198,699
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.29%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 3 of 14 Pages

1	Names of reporting persons The Canyon Value Realization Master Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,493,739
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.68%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 4 of 14 Pages

1	Names of reporting persons Black Canyon Capital LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,692,438
	9	Sole dispositive power 0
	10	Shared dispositive power 1,692,438
11	Aggregate amount beneficially owned by each reporting person 1,692,438
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.96%
14	Type of reporting person CO

13D

CUSIP No. 56117J100	Page 5 of 14 Pages

1	Names of reporting persons Black Canyon Investments LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,692,438
	9	Sole dispositive power 0
	10	Shared dispositive power 1,692,438
11	Aggregate amount beneficially owned by each reporting person 1,692,438
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.96%
14	Type of reporting person CO

13D

CUSIP No. 56117J100	Page 6 of 14 Pages

1	Names of reporting persons Black Canyon Investments, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,692,438
	9	Sole dispositive power 0
	10	Shared dispositive power 1,692,438
11	Aggregate amount beneficially owned by each reporting person 1,692,438
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.96%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 7 of 14 Pages

1	Names of reporting persons Michael K. Hooks
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,371[1]
	8	Shared voting power 1,692,438
	9	Sole dispositive power 9,371
	10	Shared dispositive power 1,692,438
11	Aggregate amount beneficially owned by each reporting person 1,701,809
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.02%
14	Type of reporting person IN

[1]	Represents stock units which are fully vested and payable in an equivalent number of shares of the Issuer’s Class A Common Stock upon or as soon as practicable, and in all events within 30 days, following the first to occur of (A) the date of Mr. Hook’s separation from service (as defined in the Issuer’s Directors’ Compensation Policy) as a director or (B) the occurrence of a change in control under the Issuer’s Long-Term Incentive Plan.

13D

CUSIP No. 56117J100	Page 8 of 14 Pages

1	Names of reporting persons Mark W. Lanigan
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,371[2]
	8	Shared voting power 1,692,438
	9	Sole dispositive power 9,371
	10	Shared dispositive power 1,692,438
11	Aggregate amount beneficially owned by each reporting person 1,701,809
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.02%
14	Type of reporting person IN

[2]	Represents stock units which are fully vested and payable in an equivalent number of shares of the Issuer’s Class A Common Stock upon or as soon as practicable, and in all events within 30 days, following the first to occur of (A) the date of Mr. Lanigan’s separation from service (as defined in the Issuer’s Directors’ Compensation Policy) as a director or (B) the occurrence of a change in control under the Issuer’s Long-Term Incentive Plan.

13D

CUSIP No. 56117J100	Page 9 of 14 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed to reflect the beneficial ownership of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Malibu Boats, Inc. (the “Issuer”) following the Issuer’s public offering of Class A Common Stock completed on July 15, 2014 (the “Offering”). This Amendment No. 1 to Schedule 13D does not reflect the ownership of Units in Malibu Boats Holdings, LLC (the “LLC Units”) held by the reporting persons. The reporting persons are not deemed to own shares of Class A Common Stock through the ownership of LLC Units because if the reporting persons were to request an exchange of the LLC Units to Class A Common Stock, the Issuer may, at the Issuer’s option, other than in the event of a change in control, elect to pay cash equal to the market value of the Class A Common Stock.

Item 2.	Identity and Background.

(a),(b),(c),(f) This statement is being filed by the following entities:

1)	BC-MB GP, a Delaware general partnership

2)	Black Canyon Direct Investment Fund L.P., a Delaware limited partnership

3)	The Canyon Value Realization Master Fund, L.P., a Cayman Islands limited partnership

4)	Black Canyon Capital LLC, a Delaware limited liability company

5)	Black Canyon Investments LLC, a Delaware limited liability company

6)	Black Canyon Investments L.P., a Delaware limited partnership

7)	Michael K. Hooks, a U.S. citizen

8)	Mark W. Lanigan, a U.S. citizen

The entities and individuals listed in items (1) through (8) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.” For the purposes of this filing, the entities listed in items (1) through (6) above are herein collectively referred to as the “Black Canyon Affiliates.” The Canyon Value Realization Fund, L.P. (“Canyon Fund”) and Loudon Partners, LLC (“Loudon”) are not listed as reporting persons in this Amendment No. 1 to Schedule 13D because they only own LLC Units. Canyon Fund and Loudon are not deemed to own shares of Class A Common Stock through the ownership of LLC Units because if Canyon Fund and Loudon were to request an exchange of the LLC Units to Class A Common Stock, the Issuer may, at the Issuer’s option, other than in the event of a change in control, elect to pay cash equal to the market value of the Class A Common Stock.

13D

CUSIP No. 56117J100	Page 10 of 14 Pages

Black Canyon Investments L.P. is the general partner of Black Canyon Direct Investment Fund L.P. and possesses the voting and dispositive power with respect to the securities beneficially owned by Black Canyon Direct Investment Fund L.P., including the securities held by BC-MB GP, a wholly-owned subsidiary of Black Canyon Direct Investment Fund L.P. Black Canyon Investments L.P. also possesses the voting power and dispositive power with respect to the securities beneficially owned by The Canyon Value Realization Master Fund, L.P., pursuant to an agreement between Black Canyon Investments L.P. and The Canyon Value Realization Master Fund, L.P. As a result, Black Canyon Investments L.P. may be deemed the beneficial owner of the securities beneficially owned by Black Canyon Direct Investment Fund L.P. and The Canyon Value Realization Master Fund, L.P. Black Canyon Investments LLC is the general partner of Black Canyon Investments L.P. and possesses the voting and dispositive power with respect to the securities beneficially owned by Black Canyon Investments L.P. and may be deemed the beneficial owner of the securities beneficially owned by Black Canyon Investments L.P. Black Canyon Capital LLC, as a managing member of Black Canyon Investments LLC, possesses the voting power with respect to the securities beneficially owned by Black Canyon Investments LLC and may be deemed the beneficial owner of the securities beneficially owned by Black Canyon Investments LLC. Mr. Hooks and Mr. Lanigan, both of whom are members of the board of directors of the Issuer, are managing directors of Black Canyon Capital LLC and therefore may each be deemed the beneficial owner of the securities beneficially owned by Black Canyon Capital LLC. The investment committee of Black Canyon Investments LLC possesses the dispositive power with respect to the securities beneficially owned by Black Canyon Investments LLC. The investment committee of Black Canyon Investments LLC is comprised of Messrs. Hooks and Lanigan, and Joshua S. Friedman and Mitchell R. Julis and, therefore, no individual member of the committee is deemed to be the beneficial owner of the securities indirectly owned by Black Canyon Investments LLC.

The principal business of the Black Canyon Affiliates is to make private and public investments. The principal business address of each Reporting Person is 2000 Avenue of the Stars, 11 th Floor, Los Angeles, CA 90067.

(d),(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

On July 15, 2014, the Issuer completed a public offering of 5,520,000 shares of Class A Common Stock at a price to the public of $18.50 per share, which consisted of 4,371,893 shares of Class A Common Stock sold by the Issuer and 1,148,107 shares of Class A Common Stock sold by certain selling stockholders. BC-MB GP and The Canyon Value Realization Master Fund, L.P. each participated in the Offering, selling 134,793 and 1,013,314 shares, respectively.

13D

CUSIP No. 56117J100	Page 11 of 14 Pages

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 15,436,094 shares of Class A Common Stock outstanding following completion of the Offering on July 15, 2014). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned		Percentage of Class A Common Stock Outstanding (1)	Number of Shares or Units Sold in Past 60 Days (2)
BC-MB GP	198,699		1.29%	134,793	(3)
Black Canyon Direct Investment Fund L.P.	198,699		1.29%	—
The Canyon Value Realization Master Fund, L.P.	1,493,739		9.68%	1,013,314	(3)
Black Canyon Capital LLC	1,692,438		10.96%	—
Black Canyon Investments LLC	1,692,438		10.96%	—
Black Canyon Investments, L.P.	1,692,438		10.96%	—
Michael K. Hooks	1,701,809	(4)	11.02%	—
Mark W. Lanigan	1,701,809	(4)	11.02%	—

(1)	Based on the number of shares of Class A Common Stock (15,436,094) issued and outstanding as of July 15, 2014, the closing date of the Offering.
(2)	Includes only sales of Class A Common Stock directly owned by the Reporting Person.
(3)	On July 15, 2014, BC-MB GP and The Canyon Value Realization Master Fund, L.P. each participated in the Offering, selling 134,793 and 1,013,314 shares, respectively, at a price to the public of $18.50 per share.
(4)	Includes 9,371 stock units granted to each of Mr. Hooks and Mr. Lanigan on June 30, 2014, which are fully vested and payable in an equivalent number of shares of the Issuer’s Class A Common Stock upon or as soon as practicable, and in all events within 30 days, following the first to occur of (A) the date of separation from service (as defined in the Issuer’s Directors’ Compensation Policy) as a director or (B) the occurrence of a change in control under the Issuer’s Long-Term Incentive Plan.

13D

CUSIP No. 56117J100	Page 12 of 14 Pages

(b) Each of the Reporting Persons listed in the table set forth above has shared voting and dispositive power over the Class A Common Stock beneficially owned by it as described below:

(1)	BC-MB GP shares voting and dispositive power over the 198,699 shares of Class A Common Stock it directly owns with Black Canyon Direct Investment Fund L.P., Black Canyon Investments, L.P., Black Canyon Investments LLC, Black Canyon Capital LLC, Michael K. Hooks and Mark W. Lanigan. See Item 2.

(2)	Black Canyon Investments, L.P., Black Canyon Investments LLC, Black Canyon Capital LLC, Michael K. Hooks and Mark W. Lanigan share voting and dispositive power over the 1,493,739 shares of Class A Common Stock directly owned by The Canyon Value Realization Master Fund, L.P. See Item 2.

(3)	Mr. Hooks and Mr. Lanigan each have sole voting and dispositive power over the 9,371 stock units granted to each of Mr. Hooks and Mr. Lanigan, which are fully vested and payable in an equivalent number of shares of the Issuer’s Class A Common Stock upon or as soon as practicable, and in all events within 30 days, following the first to occur of (A) the date of separation from service (as defined in the Issuer’s Directors’ Compensation Policy) as a director or (B) the occurrence of a change in control under the Issuer’s Long-Term Incentive Plan.

(c) Except as described above, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

(e) Not applicable.

13D

CUSIP No. 56117J100	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2014

BC-MB GP
By:	Black Canyon Direct Investment Fund L.P., its managing partner
	By:	Black Canyon Investments, L.P., its general partner
	By:	Black Canyon Investments LLC, its general partner
	By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

BLACK CANYON DIRECT INVESTMENT FUND L.P.
By:	Black Canyon Investments, L.P., its general partner
	By:	Black Canyon Investments LLC, its general partner
	By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

THE CANYON VALUE REALIZATION MASTER FUND, L.P.
By:	Canyon Capital Advisors LLC, its Investment Advisor

By:	/s/ Douglas A. Anderson
Name:	Douglas A. Anderson
Title:	Chief Compliance Officer

BLACK CANYON CAPITAL LLC

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

BLACK CANYON INVESTMENTS LLC

By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

13D

CUSIP No. 56117J100	Page 14 of 14 Pages

BLACK CANYON INVESTMENTS, L.P.
By:	Black Canyon Investments LLC, its general partner
By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

MICHAEL K. HOOKS

/s/ Michael K. Hooks

MARK W. LANIGAN

/s/ Mark W. Lanigan